ARTICHOKE, LLC



ANNUAL REPORT

110 Dickman Street
Baltimore, Md 21230
(888) 907-1439
www.getartichoke.com

This Annual Report is dated April 30th, 2019.

BUSINESS

Artichoke is an all-in-one business platform for small teams and solo practitioners in appointment-based businesses. Simply put, Artichoke is an instant solution for organizing the back office functions like online scheduling, payments, client data, critical marketing assets, and powerful automations. Artichoke's platform ties everything together in a way that transforms new subscribers into business rock stars.

Previous Offerings

Between March 8th, 2018 and May 8th 2018, we sold 17,257 Class B Membership Units in exchange for $46,391.87 ($2.66 per discounted unit & $3.33 per regular unit) under Regulation Crowdfunding.

2015-04-15, , 8485 Class A Membership Units. Use of proceeds: Proceeds were used for BETA product development and testing

2015-05-29, , 8557 Class A Membership Units. Use of proceeds: Proceeds were used for BETA product development and testing

2015-09-24, , 35788 Class A Membership Units. Use of proceeds: Product development and testing

2016-04-18, , 69590 Class A Membership Units. Use of proceeds: Product development

2016-08-26, , 9938 Class A Membership Units. Use of proceeds: Product development

2016-12-01, , 9938 Class A Membership Units. Use of proceeds: Product development

2016-11-28, , 39334 Class C Membership Units - Profits Interest. Use of proceeds: Equity awards for key team members and advisors

2016-12-05, , 12273 Class C Membership Units - Profits Interest. Use of proceeds: Equity awards for key team members and advisors

2018-01-01, , 5970 Class C Membership Units - Profits Interest. Use of proceeds: Equity awards for key team members and advisors

2018-05-08, ,17,257 Class B Membership Units - Non Voting. Use of proceeds: Customer acquisition and operational expenses.

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2018 Compared to 2017

Overview

Artichoke is an all-in-one platform for small, appointment based businesses. The company is generating revenue from monthly subscriptions but does not generate enough to cover its expenses yet. Beyond the equity crowdfunding on Start Engine which closed in May of 2018, the company has not raised any additional capital.

Marketing and Customer Acquisition

Towards the end of the year, co-content marketing initiatives and white label programs had driven conversion rates up to between 25-33% consistently. These efforts also drove up organic traffic, reducing reliance on paid marketing channels. It is the belief of management that the best way to sustainably build a steadily growing base of subscribers in a competitive market is to focus on consistent content generation, search engine optimization, and partnerships. Paid channels have become less viable as the acquisition cost per customer is not well aligned with lifetime value. Steady content, co-marketing, and partnerships have a lasting impact on customer acquisition volume at a dramatically lower cost.

Engineering and Product Development

The product is stable and the gaps in functionality have been well documented so that any future initiatives will be focused on customer driven requirements which will improve product adoption, retention, and engagement. Most engineering efforts in the 4th quarter of 2018 were focused on bug fixes and small modifications related to balances, packages, and add-ons.

Financial Milestones

The company was able to double revenue from 2017 ($14,381) to 2018 ($34,714) but fell short of the target revenue for 2018 ($61,000) by nearly $27,000. The operating loss declines from $188,856 in 2017 to $73,211 in 2018 largely due to a reduction in engineering and customer acquisition spending. At the time of the crowdfunding offering, management estimates that a total raise of $1,500,000 would be required for the company may be able to reach profitability. The company was unable to raise any additional funding beyond the $46,391.87 in equity crowdfunding for 2018. Although customer free trial to subscriber conversion rates had risen to over 25% by year end, the spending on customer acquisition was reduced to only required services until additional funding is secured. Engineering was also scaled back to only servicing critical issues until additional funding is secured. The product is meeting a real need for customers who are willing to pay for the service. The challenge the company faces is centered on raising the necessary capital to fund customer acquisition. The product and support infrastructure work well and have the necessary capacity to add thousands of subscribers. Critical financial milestones for the company in 2019 will be raising enough capital to fund operations and growth or finding a partner / acquirer to facilitate the same.

Liquidity and Capital Resources

At December 31, 2018, the Company had cash of $11,061.54. [*The Company must raise additional funds through equity or other financing in order to grow and continue operations.*]

Debt

Indebtedness

The company has an outstanding convertible note with Glenn Falcao for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022. The company has an outstanding convertible note withH Group IV for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022. The company has an outstanding convertible note with Paul Palmieri for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022. The company has an outstanding convertible note with Randolph C Metcalfe Living Trust for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022. The company has an outstanding convertible note with Randolph C Metcalfe Living Trust for $50,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option at a 12.5% discount upon conversion, and a maturity date of March 31st 2022. The company has an outstanding convertible note with Glenn Falcao for $50,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option at a 12.5% discount upon conversion, and a maturity date of March 31st 2022. The company has an outstanding convertible note with The Abel Foundation for $25,000.00. The note bears an interest rate of 6% which accrues monthly, and a maturity date of April 30th 2019. The company has an outstanding convertible note with TEDCO for $100,000.00. The note bears an interest rate of 8% which accrues monthly, and a maturity date of July 7th 2020. The company has an outstanding promissory note with Justin Shelby for $32,669.97. The notes bears interest of 0.25% per year, accruing with no monthly payments, and the balance due at maturity on November 2020. The company has an outstanding promissory note with Kevin O'Connor for $5,008.72. The notes bears interest of 0.25% per year, accruing with no monthly payments, and the balance due at maturity on November 2020. The company has an outstanding promissory note with Federal Hill Fitness for $3,057.99 which bears an interest rate of 5.75% resulting in a monthly payment of $376.63. This loan will be paid in full with the last payment on November 14th, 2019. The company has an outstanding balance with an engineering firm by the name of REEA SRL for $158,350.11 which bears no interest. DLA Piper for $3487.00 which bears no interest unless enforced by the vendor.

In 2018, the company also issued promissory notes to fund the creation of materials for the crowdfunding campaign on Start Engine. The details are shown below:

The company issued a new promissory note with Paul Palmieri for $5,000.00. The note bears an interest rate of 7% which accrues monthly.

The company issued a new promissory note with Randolph C Metcalfe Living Trust for $2,000.00. The note bears an interest rate of 7% which accrues monthly.

The company issued a new promissory note with Henry Hagan for $2,000.00. The note bears an interest rate of 7% which accrues monthly.

The company issued a new promissory note with Glenn Falcao for $2,000.00. The note bears an interest rate of 7% which accrues monthly.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Officers and directors
Justin Shelby CEO - Founder - LLC Manager
Attiya Abdulghany - Chief Acquisition Officer

Attiya is still active as needed but has dialed back her time as the company has scaled back spending on customer acquisition until additional funding is available.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the ownership all of the membership unit classes as of December 31st, 2018, by each person whom we know owned, beneficially, **more than 10% of the outstanding membership units**, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the membership units listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of Class	Owner	Ownerships Amount (units)	Additional Ownership Acquirerable	Percent of Class
CLASS A	Justin Shelby	961,000	0	84.13%
CLASS C	Henry Hagan	10,187	0	17.69%
CLASS C	Paul Palmieri	10,738	0	18.65%
CLASS C	Michael Flannery	12,273	0	21.32%
CLASS C	Glenn Falcoa	12,273	0	21.32%
CLASS C	Dave Devaney	6,136	0	10.66%
CLASS C	Attiya Abdulgany	5,970	0	10.37%

- *This table only includes members with at least 10% of the given membership class*

RELATED PARTY TRANSACTIONS

There were no additional related party transactions other than what was listed in the OPO in 2018.

OUR SECURITIES

Our authorized membership units consist of 1,200,000 Class A Voting Units, 500,000 Class B Non Voting Units, and Class C Profits Interest Units not to exceed 20% of the total issued membership units

The following is a summary of the rights of our Membership Units as provided in our certificate of incorporation and bylaws.

Classes of securities

Class A Units: 1,142,296
Voting Rights (of this security)
The holders of shares of the Company's Class A Units are entitled to one vote for each Class A Unit held of record on all matters submitted to a vote of the Class A Members. The holders of Class B Units and Class C Units (Profits Interests) are not entitled to vote on any matter or have any right to influence the management of the Company, except as required under applicable law. The Manager, who is appointed by the holders of a majority of the Class A Units, possesses full discretion to make all decisions on behalf of the Company, with limited situations in which the majority of the Class A Units are obligated to approve certain decisions by the Manager or actions by the Company.

Distribution Rights
To the extent of available cash, and as determined by the Manager, distributions from the Company from regular cash flow or as a result of a capital transaction are paid out to the Members as follows:

First, except in the event of a capital transaction, tax distributions are paid to the Members in an amount equal to each Member as calculated under the Operating Agreement;
Second, distributions are made to the Members to the extent of and in proportion to their invested capital; and
Third, distributions are made to the Members in proportion to their respective Percentage Interests.
Notwithstanding the foregoing, certain adjustments to the distributions are made to take into account (i) certain tax and other allocations and (ii) the fact that Units that are Profits Interests have certain threshold capital values below which they do not participate in distributions.
To date, the Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that investors may not receive any return on their investment from distributions unless and until the Company engages in a capital transaction.

Rights to Receive Liquidation Distributions
Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the assets of the Company shall be applied in the following order of priority:
First, to the payment and discharge of, or reservation for, all of the Company's debts and liabilities in the order or priority as provided by law;
Second, to the payment to a reserve fund for contingent liabilities to the extent deemed reasonable by the Manager; and
Third, to the Members to the extent of and in proportion to their respective Capital Accounts.

Rights, Preferences and Restrictions; What it Means to be a Holder of Class A Units

The Class A Units possess (i) preemptive rights to purchase their percentage interest of new equity issued by the Company (subject to certain exclusions), (ii) may drag all other Members along in a sale transaction if the holders of a majority of the Class A Units agree, (iii) may participate in certain management decisions as the Manager deems appropriate, (iv) certain purchase rights in the event of a proposed voluntary or involuntary transfer of Units by other Members, and (v) approval rights with respect to changes to the Operating Agreement. In addition, the Class A Units are not subject to any repurchase rights on behalf of the Company.

Disclosure

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law. Holders of Class A membership units may be required to provide additional information to complete the K1 if it is not provided at the time of the offering. This information has typically included legal name, address, and social security number but is subject to change based on the tax law.

Class B Units: 17,257

Voting Rights (of this security)

The holders of shares of the Company's Class A Units are entitled to one vote for each Class A Unit held of record on all matters submitted to a vote of the Class A Members. The holders of Class B Units and Class C Units (Profits Interests) are not entitled to vote on any matter or have any right to influence the management of the Company, except as required under applicable law. The Manager, who is appointed by the holders of a majority of the Class A Units, possesses full discretion to make all decisions on behalf of the Company, with limited situations in which the majority of the Class A Units are obligated to approve certain decisions by the Manager or actions by the Company.

Distribution Rights

To the extent of available cash, and as determined by the Manager, distributions from the Company from regular cash flow or as a result of a capital transaction are paid out to the Members as follows:

First, except in the event of a capital transaction, tax distributions are paid to the Members in an amount equal to each Member as calculated under the Operating Agreement;

Second, distributions are made to the Members to the extent of and in proportion to their invested capital; and

Third, distributions are made to the Members in proportion to their respective Percentage Interests.

Notwithstanding the foregoing, certain adjustments to the distributions are made to take into account (i) certain tax and other allocations and (ii) the fact that Units that are Profits Interests have certain threshold capital values below which they do not participate in distributions.

To date, the Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that investors may not

receive any return on their investment from distributions unless and until the Company engages in a capital transaction.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the assets of the Company shall be applied in the following order of priority:

First, to the payment and discharge of, or reservation for, all of the Company's debts and liabilities in the order or priority as provided by law;

Second, to the payment to a reserve fund for contingent liabilities to the extent deemed reasonable by the Manager; and

Third, to the Members to the extent of and in proportion to their respective Capital Accounts.

Rights, Preferences and Restrictions; What it Means to be a Holder of Class B Units

The rights, preferences and privileges of the holders of the company'sClass B Units are subject to and may be adversely affected by, the rights of the holders of shares of any other class or series of our Units currently existing or that we may designate in the future. The Class B Units may tag along on a transaction that is approved by a majority of the holders of the Class A Units.

The Class A Units possess (i) preemptive rights to purchase their percentage interest of new equity issued by the Company (subject to certain exclusions), (ii) may drag all other Members along in a sale transaction if the holders of a majority of the Class A Units agree, (iii) may participate in certain management decisions as the Manager deems appropriate, (iv) certain purchase rights in the event of a proposed voluntary or involuntary transfer of Units by other Members, and (v) approval rights with respect to changes to the Operating Agreement. In addition, the Class A Units are not subject to any repurchase rights on behalf of the Company. The Class B Units have none of these rights and, in addition, the Class B Units are bound by: (i) the drag along provisions requiring the Class B Units to participate in a sale transaction approved by the holders of a majority of the Class A Units, (ii) the repurchase provisions by which the Class B Units may be repurchased at any time at the election of the Company (as described in "Company Repurchase Right" above), (iii) the Company's right to consolidate the ownership of the Class B Units into one or more entities controlled by the Company's Manager (or person or entity chosen by the Manager) provided that the economic benefits of the Class B Units are preserved for the Class B Members, and (iv) the power of attorney grant by which the Manager may take all actions, including signing documents, on behalf of the

Class B Members to ensure their compliance with the terms and conditions of the Operating Agreement.

As a minority holder of Class B Units, which are non-voting, you will have limited, if any, ability, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. The holders of 66 2/3% of the Class A Units may amend the Operating Agreement at any time and the Class B Units are not able to block any such amendments.

Any Class B Units purchased as part of this offered are NON-VOTING, meaning that you will have no say in the ongoing daily operation of the Company. In addition, the holders of Class B Units have limited information rights with respect to the Company.

Each holder of Company equity (including each holder of Class B Units) is bound by (i) non-competition and employee non-solicitation covenants during the period of Unit ownership and until the second anniversary of the date that such holder ceases to own any Company equity and (ii) perpetual confidentiality and intellectual property assignment provisions.

Non-Transferability of the Class B Units

The Class B Units may not be transferred, by operation of law or otherwise, unless such transfer is approved by the Manager. Any transfer of Class B Units occurring by operation of law that is not in compliance with the Operating Agreement shall cause such Class B Units to lose their non-economic interests, and the holder thereof shall retain only the Class B Units' economic interests (provided such holder executes a joinder to the Company's Operating Agreement and otherwise complies with the conditions to transfer set forth in the Operating Agreement). Voluntary transfers of Class B Units approved by the Manager are also subject to the condition that such Class B Units must be first offered to the Company, and then holders of Class A Units, for purchase. Only if such Class B Units are not purchased by the Company or the holders of Class A Units is the holder of Class B Units permitted to transfer them to a third party, subject to the terms and conditions of the Operating Agreement.

Disclosure

The Company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law. Holders of Class B membership units may be required to provide additional information to complete the K1 if it is not provided at the time of the offering. This information has typically included legal name, address, and social security number but is subject to change based on the tax law.

Class C Units: 57,577
Voting Rights (of this security)
The holders of shares of the Company's Class A Units are entitled to one vote for each Class A Unit held of record on all matters submitted to a vote of the Class A Members. The holders of Class B Units and Class C Units (Profits Interests) are not entitled to vote on any matter or have any right to influence the management of the Company, except as required under applicable law. The Manager, who is appointed by the holders of a majority of the Class A Units, possesses full discretion to make all decisions on behalf of the Company, with limited situations in which the majority of the Class A Units are obligated to approve certain decisions by the Manager or actions by the Company.

Distribution Rights
To the extent of available cash, and as determined by the Manager, distributions from the Company from regular cash flow or as a result of a capital transaction are paid out to the Members as follows:
First, except in the event of a capital transaction, tax distributions are paid to the Members in an amount equal to each Member as calculated under the Operating Agreement;
Second, distributions are made to the Members to the extent of and in proportion to their invested capital; and
Third, distributions are made to the Members in proportion to their respective Percentage Interests.
Notwithstanding the foregoing, certain adjustments to the distributions are made to take into account (i) certain tax and other allocations and (ii) the fact that Units that are Profits Interests have certain threshold capital values below which they do not participate in distributions.
To date, the Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that investors may not receive any return on their investment from distributions unless and until the Company engages in a capital transaction.

Rights to Receive Liquidation Distributions
Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the assets of the Company shall be applied in the following order of priority:

First, to the payment and discharge of, or reservation for, all of the Company's debts and liabilities in the order or priority as provided by law;
Second, to the payment to a reserve fund for contingent liabilities to the extent deemed reasonable by the Manager; and
Third, to the Members to the extent of and in proportion to their respective Capital Accounts.

Rights, Preferences and Restrictions; What it Means to be a Holder of Class C
Units
Class C Units (Profits Interests) are not entitled to vote on any matter or have
any right to influence the management of the Company, except as required
under applicable law.

Disclosure
The Company will distribute K-1s to all members in accordance with the terms
of the Operating Agreement and as required by law. Holders of Class C
membership units may be required to provide additional information to
complete the K1 if it is not provided at the time of the offering. This
information has typically included legal name, address, and social security
number but is subject to change based on the tax law.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other
corporate mater, including the election of directors, changes to our company's governance documents,
additional issuances of securities, company repurchases of securities, a sale of the company or of assets
of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be
diluted due to the company issuing additional shares. In other words, when the company issues more
shares, the percentage of the company that you own will decrease, even though the value of the
company may increase. You will own a smaller piece of a larger company. This increase in number of
shares outstanding could result from a stock offering (such as an initial public offering, another
crowdfunding round, a venture capital round or angel investment), employees exercising stock options,
or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.
If we decide to issue more shares, an investor could experience value dilution, with each share being
worth less than before, and control dilution, with the total percentage an investor owns being less than
before. There may also be earnings dilution, with a reduction in the amount earned per share (though
this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer
dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstances.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

ARTICHOKE, LLC

By   /s/

Name   Justin Shelby

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

I, JUSTIN SHELBY, the FOUNDER & CEO of ARTICHOKE, LLC, hereby certify that the financial statements of ARTICHOKE, LLC and notes thereto for the period ending DECEMBER 31st 2018 included in this Form C-AR offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2018 the amounts reported on our tax returns were total income of $34,714; taxable income of (-$72,745) and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the APRIL 25th 2019.



_____ (Signature)

JUSTIN SHELBY
FOUNDER - CEO
APRIL 30th 2019

ARTICHOKE, LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2018

ARTICHOKE, LLC
Index to Financial Statements
(unaudited)

ARTICHOKE, LLC
BALANCE SHEETS
FOR THE YEAR ENDED DECEMBER 31st 2018
(Unaudited - Accrual Basis)

	Dec 31, '18
ASSETS	
Current Assets	
Checking/Savings	
SunTrust :	11,061.54
Total Checking/Savings	11,061.54
Total Current Assets	11,061.54
Fixed Assets	
Accumulated Depreciation	-1,295.74
Office Equipment	1,418.28
Total Fixed Assets	122.54
Other Assets	
Accum Amort – Start Up Costs	-350.00
START UP COSTS	350.00
Total Other Assets	0.00
TOTAL ASSETS	11,184.08
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	163,967.00
Total Accounts Payable	163,967.00
Credit Cards	
American Express BLUE	43.61
Total Credit Cards	43.61
Other Current Liabilities	
Due to Paul Pamieri Promissory	5,000.00
Due to R. Metcalfe Promiss N...	2,000.00
Due to Henry Hagan Promiss...	2,000.00
Due To Glenn Falcao –Promiss...	2,000.00
Due to Glenn Falcao Convert. ...	80,000.00
Due to H Group IV Convert. N...	30,000.00
Due to Paul Palmieri Convert. N	30,000.00
Due to Metcalfe Living Trust Co	80,000.00
Due To TEDCO TCF Convert. ...	100,000.00
Due To Federal Hill Fitness	3,057.99
Due to Justin Shelby	32,669.97
Due to Kevin OConnor	5,008.72

ARTICHOKE, LLC
BALANCE SHEETS
FOR THE YEAR ENDED DECEMBER 31st 2018
CONTINUED

	Dec 31, '18
Abel Foundation Convert. Note	25,000.00
Total Other Current Liabilities	396,736.68
Total Current Liabilities	560,747.29
Total Liabilities	560,747.29
Equity	
Start Engine Crowdfunding	46,391.87
Profits Interest Equity	40,036.67
Partner 7 Equity (Falcao)	25,000.00
Partner 6 Equity (Redwood)	25,000.00
Partner 5 Equity (Metcalfe)	150,000.00
– Partner 4 Equity (Palmieri)	100,000.00
Partner 3 Equity (H Group)	75,000.00
Retained Earnings	-926,537.10
Partner One Equity (Shelby)	3,327.08
Net Income	-87,781.73
Total Equity	-549,563.21
TOTAL LIABILITIES & EQUITY	11,184.08

ARTICHOKE, LLC
STATEMENTS OF OPERATIONS AND MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31st 2018
(Unaudited - Accrual Basis)

	Jan – Dec '18
Ordinary Income/Expense	
Income	
Test Purchases Income	0.00
Artichoke Sales	34,713.92
Total Income	34,713.92
Gross Profit	34,713.92
Expense	
Direct Product Costs	36,840.38
Advertising	6,634.03
Marketing	19,368.78
office expense	904.92
internet & hosting	19,746.27
Automobile Expense	5.20
Bank Service Charges	748.04
Dues and Subscriptions	5,815.18
Interest Expense	304.43
Printing and Reproduct...	42.40
Professional Fees	29,298.09
Rent	1,170.00
Travel & Ent	1,109.26
Office Supplies	100.00
Taxes	408.67
Total Expense	122,495.65
Net Ordinary Income	−87,781.73
Net Income	−87,781.73

ARTICHOKE, LLC
STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31st 2018

	Jan – Dec '18
OPERATING ACTIVITIES	
Net Income	-87,781.73
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Non Cash Recordation of Profits Interest	11,083.97
Accounts Payable	4,616.89
American Express BLUE	-2,758.40
Due to Paul Pamieri Promissory	5,000.00
Due to R. Metcalfe Promiss Note	2,000.00
Due to Henry Hagan Promissory	2,000.00
Due To Glenn Falcao-Promissory	2,000.00
Due To Federal Hill FItness	-5,649.45
Due to Justin Shelby	-19,000.00
Due to Kevin OConnor	-1,000.00
Net cash provided by Operating Activities	-89,488.72
FINANCING ACTIVITIES	
Start Engine Crowdfunding:All Investors	46,391.87
Net cash provided by Financing Activities	46,391.87
Net cash increase for period	-43,096.85
Cash at beginning of period	54,158.39
Cash at end of period	11,061.54

NOTE 1 – NATURE OF OPERATIONS

ARTICHOKE, LLC was formed on March 8th 2004 ("Inception") under the name URBANEX DEVELOPMENT, LLC and renamed on June 10th 2015 to ARTICHOKE, LLC in the State of MARYLAND. The financial statements of ARTICHOKE, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in BALTIMORE, MARYLAND.

Artichoke is an all-in-one business platform for small teams and solo practitioners in appointment-based businesses. Simply put, Artichoke is an instant solution for organizing the back office functions like online scheduling, payments, client data, critical marketing assets, and powerful automations which tie everything together in a way that transforms new subscribers into business rock stars.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2016 and 2015. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from monthly subscription payments when they are collected by credit card payment using information stored for each subscriber. If a subscription payment fails, there are a series of automations which notify the subscriber and the support team so that action is taken quickly and with minimal manual intervention. Subscriptions are month to month and can be cancelled at any time as is common in the industry. Occasionally, refunds are issued to subscribers for situations such as duplicate account (set up by subscriber), goodwill, and other best practices intended to drive optimize customer experience. At the time of this offering, there are three pricing options. 1) Basic single user subscriptions which range from $20 to $30/mo 2) Adding additional users for $25/mo/user 3) Unlimited users for $199/mo.

Equity Based Compensation

The company has formed a profits interest incentive plan for current and future employees and key advisors. The section below from the operating agreement explains this in more detail.

Profits Interests; Establishment of the Equity Incentive Plan. (Section 4.5 in the operating agreement)

(a) In order to advance the interests of the Members by enhancing the Company's ability to attract, retain and motivate persons who make (or are expected to make) important contributions to the Company by providing such persons with equity ownership opportunities and performance-based incentives and thereby better aligning the interests of such persons with those of the Members, the Manager shall have the right, power and authority, subject to the terms of this Agreement, but with no need for any further vote, consent, approval or other action of any Member, to establish an equity compensation plan of the Company (the "Plan"). Pursuant to and in compliance with the terms and conditions of this Agreement and the Plan, the Company, acting through the Manager, may from time to time and in one or more classes, issue certain membership interests in the company (each a "Profits Interest"), each such class to have such terms as stated or expressed herein, provided that the aggregate number of Profits Interest of all classes so designated by the Manager shall not exceed, twenty percent (20%) of the Percentage Interests of the Company. Pursuant to and in compliance with the terms and conditions of the Plan, any Profits Interest which are purchased or acquired by the Company (i) shall, automatically and with no further action necessary by any Person, constitute authorized but unissued Profits Interest hereunder undesignated as to class, unless otherwise determined by the Manager or provided by the terms of the relevant class of Profits Interest and (ii) may be re-issued pursuant to and in compliance with the terms and conditions of the Plan except as

otherwise provided by law or this Agreement. The Company shall not issue Profits Interests in an amount exceeding twenty percent (20%) of the Percentage Interests of the Company without Unanimous Consent.

(b) The relative rights, powers and duties, including voting rights and liquidation preferences (if any), the qualifications, limitations and restrictions thereof, and the applicable threshold amounts, strike prices or other similar vesting, hurdle or threshold requirements with respect to such Profits Interest will be set forth in the Plan and/or related grant agreements approved by the Manager.

(c) The Company and each Member hereby acknowledge and agree that the Profits Interest constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27, and that any and all Profits Interest received pursuant to this Section 4.5 are received in exchange for the provision of services by the recipient or for the benefit of the Company or in anticipation of same. The Company and each recipient who receives Profits Interest hereby agree to comply with the provisions of Rev. Proc. 2001-43, and neither the Company nor any recipient who receives Profits Interest shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43 or any future Internal Revenue Service guidance.

The Company accounts for profits interest issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each profits interest is estimated on the date of grant using the Discounted Cash Flow valuation model.

The Company measures compensation expense for its non-employee profits interest compensation under ASC 505 Equity. The fair value of the equity instrument is charged directly to profits interest **consulting expense** and credited to additional paid-in capital.

Income Taxes
The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company has the following outstanding debts listed below:

Federal Hill Fitness	$3,057.99	Business to business loan. P+I paid monthly.
Justin Shelby	$32,667.97	Founder Note - 0.25% interest accruing - no debt service payments
Kevin O'Connor	$5,008.72	Founder Note - 0.25% interest accruing - no debt service payments
Abel Foundation Note	$25,000.00	Convertible Note - See "Indebtedness"
TEDCO TCF Note	$100,000.00	Convertible Note - See "Indebtedness"
Paul Palmiero	$30,000.00	Convertible Note - See "Indebtedness"
H Group IV	$30,000.00	Convertible Note - See "Indebtedness"
Glenn Falcao	$30,000.00	Convertible Note - See "Indebtedness"
Metcalfe Living Trust	$30,000.00	Convertible Note - See "Indebtedness"
Glenn Falcao	$50,000.00	Convertible Note - See "Indebtedness"
Metcalfe Living Trust	$50,000.00	Convertible Note - See "Indebtedness"
REEA SRL	$158,350.11	Accounts Payable - Engineering

The company also has a deferred compensation agreement with one team member has accrued at $1,750/mo since September 1st 2017 but is not reflected in the financials because the deferred compensation is only payable as explained below.

Accrued deferred compensation will be paid under any of the following conditions:
1) The company successfully raises $1,000,000 or more in a single fundraising round.
2) An event that results in a change of control which also results in an increase in company valuation and a liquidity improvement equivalent to or greater than a $1,000,000 funding round.
3) Alternative conditions under which deferred compensation will be paid:

- 75% of Accrued deferred compensation will be paid if the company raises at least $750,000 in a single fund-raising round.
- 50% of Accrued deferred compensation will be paid if the company raises at least $500,000 in a single fund-raising round.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. THERE IS NO PENDING OR THREATENED LITIGATION AGAINST COMPANY OR IT'S OFFICERS.

White Label Programs
Artichoke has established a white label program with two companies in which we offer the Artichoke platform under their brands but "Powered by Artichoke" in exchange for access to their large audiences. The programs include a revenue sharing agreement paid quarterly. The benefits of these programs for the partners is a very high level of engagement with their audience. The benefit to Artichoke is efficient access to relevant audiences which convert at a higher rate than paid channels.

NOTE 5 – MEMBERS' EQUITY

LLC Unit Types
The relative ownership interests of the Members in the Company shall be represented by units of Interest ("*Units*"). The Units of the Company shall consist of three (3) classes: Class A Units, Class B Units and Class C Units. The Class A Units, Class B Units and Class C Units shall have the rights, privileges and attributes set forth herein. Initially, the total number of Units that the Company has authority to issue shall be (i) [One Million Two Hundred Thousand (1,200,000)] Class A Units, (ii) [Five Hundred Thousand (500,000)] Class B Units, and (iii) a number of Class C Units up to the number that would not, after their issuance, cause the total Profits Interests (as hereinafter defined) to exceed twenty percent (20%) of the total issued and outstanding Units. Neither the Class B Units nor the Class C Units shall entitle the holders thereof to vote on or otherwise participate in the management or affairs of the Company.

Voting Rights *(of this security)*

The holders of shares of the Company's Class A Units are entitled to one vote for each Class A Unit held of record on all matters submitted to a vote of the Class A Members. The holders of Class B Units and Class C Units (Profits Interests) are not entitled to vote on any matter or have any right to influence the management of the Company, except as required under applicable law. The Manager, who is appointed by the holders of a majority of the Class A Units, possesses full discretion to make all decisions on behalf of the Company, with limited situations in which the majority of the Class A Units are obligated to approve certain decisions by the Manager or actions by the Company.

Distribution Rights

To the extent of available cash, and as determined by the Manager, distributions from the Company from regular cash flow or as a result of a capital transaction are paid out to the Members as follows:

First, except in the event of a capital transaction, tax distributions are paid to the Members in an amount equal to each Member as calculated under the Operating Agreement;

Second, distributions are made to the Members to the extent of and in proportion to their invested capital; and

Third, distributions are made to the Members in proportion to their respective Percentage Interests.

Notwithstanding the foregoing, certain adjustments to the distributions are made to take into account (i) certain tax and other allocations and (ii) the fact that Units that are Profits Interests have certain threshold capital values below which they do not participate in distributions.

To date, the Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that investors may not receive any return on their investment from distributions unless and until the Company engages in a capital transaction.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the assets of the Company shall be applied in the following order of priority:

First, to the payment and discharge of, or reservation for, all of the Company's debts and liabilities in the order or priority as provided by law;

Second, to the payment to a reserve fund for contingent liabilities to the extent deemed reasonable by the Manager; and

Third, to the Members to the extent of and in proportion to their respective Capital Accounts.

Rights, Preferences and Restrictions; What it Means to be a Holder of Class B Units

The rights, preferences and privileges of the holders of the company's **Class B Units** are subject to and may be adversely affected by, the rights of the holders of shares of any other class or series of our Units currently existing or that we may designate in the future. The Class B Units may tag along on a transaction that is approved by a majority of the holders of the Class A Units.

The Class A Units are voting Units and possess all of the management-related/voting rights related to the Company's operations and corporate governance. The Class A Units (i) possess preemptive rights to purchase their percentage interest of new equity issued by the Company (subject to certain exclusions), may. **The Class B Units have none of these rights and, in addition, the Class B Units are bound by: (i) the drag along provisions requiring the Class B Units to participate in a sale transaction approved by the holders of a majority of the Class A Units, (ii) the repurchase provisions by which the Class B Units may be repurchased at any time at the election of the Company (as described in "Company Repurchase Right" above), (iii) the Company's right to consolidate the ownership of the Class B Units into one or more entities controlled by the Company's Manager (or person or** entity chosen by the Manager) provided that the economic benefits of the Class B Units are preserved for the Class B Members, and (iv) the power of attorney grant by which the Manager may take all actions, including signing documents, on behalf of the Class B Members to ensure their compliance with the terms and conditions of the Operating Agreement.

As a minority holder of Class B Units, which are non-voting, you will have limited, if any, ability, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. The holders of 66 2/3% of the Class A Units may amend the Operating Agreement at any time and the Class B Units are not able to block any such amendments.

Any Class B Units purchased as part of this offered are NON-VOTING, meaning that you will have no say in the ongoing daily operation of the Company. In addition, the holders of Class B Units have limited information rights with respect to the Company.

Each holder of Company equity (including each holder of Class B Units) is bound by (i) non-competition and employee non-solicitation covenants during the period of Unit ownership and until the second anniversary of the date that such holder ceases to own any Company equity and (ii) perpetual confidentiality and intellectual property assignment provisions.

<u>Non-Transferability of the Class B Units</u>

The Class B Units may not be transferred, by operation of law or otherwise, unless such transfer is approved by the Manager. Any transfer of Class B Units occurring by operation of law that is not in compliance with the Operating Agreement shall cause such Class B Units to lose their non-economic interests, and the holder thereof shall retain only the Class B Units' economic interests (provided such holder executes a joinder to the Company's Operating Agreement and otherwise complies with the conditions to transfer set forth in the Operating Agreement). Voluntary transfers of Class B Units approved by the Manager are also subject to the condition that such Class B Units must be first offered to the Company, and then holders of Class A Units, for purchase. Only if such Class B Units are not purchased by the Company or the holders of Class A Units is the holder of Class B Units permitted to transfer them to a third party, subject to the terms and conditions of the Operating Agreement.

NOTE 6 – RELATED PARTY TRANSACTIONS

The company has an outstanding convertible note with Glenn Falcao (Investor) for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st

2022.

The company has an outstanding convertible note with H Group IV (Investor) for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022.

The company has an outstanding convertible note with Paul Palmieri (Investor) for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022.

The company has an outstanding convertible note with Randolph C Metcalfe Living Trust (Investor) for $30,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option with a valuation cap of $2M, a 12.5% discount upon conversion, and a maturity date of August 31st 2022.

The company has an outstanding convertible note with Randolph C Metcalfe Living Trust (Investor) for $50,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option at a 12.5% discount upon conversion, and a maturity date of March 31st 2022.

The company has an outstanding convertible note with Glenn Falcao (Investor) for $50,000.00. The note bears an interest rate of 7% which accrues monthly, contains a conversion option at a 12.5% discount upon conversion, and a maturity date of March 31st 2022.

The company has an outstanding promissory note with Justin Shelby (Co-Founder) for $32,669.97. The notes bears interest of 0.25% per year, accruing with no monthly payments, and the balance due at maturity on November 2020. The company paid $19,000.00 towards the principal balance this promissory note in 2018.

The company has an outstanding promissory note with Kevin O'Connor (Co-Founder) for $5,008.72. The notes bears interest of 0.25% per year, accruing with no monthly payments, and the balance due at maturity on November 2020. The company paid $1,000.00 towards the principal balance this promissory note in 2018.

The company has an outstanding promissory note with Federal Hill Fitness (Co-Founder Justin Shelby and his wife own a 100% membership interest in this business) for $3,057.99 which bears an interest rate of 5.75% resulting in a monthly payment of $376.63. This loan will be paid in full with the last payment on November 14th, 2019.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31st 2018 through APRIL 30th 2019. There have been no other events or transactions during this time that would have a material effect on the profit and loss statements.

ARTICHOKE, LLC

FINANCIAL STATEMENT
(UNAUDITED)

AS OF
December 31st 2018

ARTICHOKE, LLC
Index to Financial Statement
(unaudited)

ARTICHOKE, LLC
BALANCE SHEET
AS OF December 31st 2018
(unaudited - accrual basis)

	Dec 31, '18
ASSETS	
Current Assets	
Checking/Savings	
SunTrust :	11,061.54
Total Checking/Savings	11,061.54
Total Current Assets	11,061.54
Fixed Assets	
Accumulated Depreciation	-1,295.74
Office Equipment	1,418.28
Total Fixed Assets	122.54
Other Assets	
Accum Amort – Start Up Costs	-350.00
START UP COSTS	350.00
Total Other Assets	0.00
TOTAL ASSETS	11,184.08
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	163,967.00
Total Accounts Payable	163,967.00
Credit Cards	
American Express BLUE	43.61
Total Credit Cards	43.61
Other Current Liabilities	
Due to Paul Pamieri Promissory	5,000.00
Due to R. Metcalfe Promiss N...	2,000.00
Due to Henry Hagan Promiss...	2,000.00
Due To Glenn Falcao–Promiss...	2,000.00
Due to Glenn Falcao Convert. ...	80,000.00
Due to H Group IV Convert. N...	30,000.00
Due to Paul Palmieri Convert. N	30,000.00
Due to Metcalfe Living Trust Co	80,000.00
Due To TEDCO TCF Convert. ...	100,000.00
Due To Federal Hill FItness	3,057.99
Due to Justin Shelby	32,669.97
Due to Kevin OConnor	5,008.72

ARTICHOKE, LLC
BALANCE SHEET
AS OF December 31st 2018
(CONTINUED)

	Dec 31, '18
Abel Foundation Convert. Note	25,000.00
Total Other Current Liabilities	396,736.68
Total Current Liabilities	560,747.29
Total Liabilities	560,747.29
Equity	
Start Engine Crowdfunding	46,391.87
Profits Interest Equity	40,036.67
Partner 7 Equity (Falcao)	25,000.00
Partner 6 Equity (Redwood)	25,000.00
Partner 5 Equity (Metcalfe)	150,000.00
– Partner 4 Equity (Palmieri)	100,000.00
Partner 3 Equity (H Group)	75,000.00
Retained Earnings	-926,537.10
Partner One Equity (Shelby)	3,327.08
Net Income	-87,781.73
Total Equity	-549,563.21
TOTAL LIABILITIES & EQUITY	11,184.08

NOTE 1 – NATURE OF OPERATIONS

ARTICHOKE, LLC was formed on March 8th 2004 ("Inception") under the name URBANEX DEVELOPMENT, LLC and renamed on June 10th 2015 to ARTICHOKE, LLC in the State of MARYLAND. The financial statements of ARTICHOKE, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in BALTIMORE, MARYLAND.

Artichoke, LLC is an all-in-one business platform for small teams and solo practitioners in appointment-based businesses. Simply put, Artichoke is an instant solution for organizing the back office functions like online scheduling, payments, client data, critical marketing assets, and powerful automations which tie everything together in a way that transforms new subscribers into business rock stars.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties
The Company has a limited operating history and has generated limited revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include:

These adverse conditions could affect the Company's financial condition and the results of its operations.

There are several potential competitors who are better positioned than we are to take the majority of the market We will compete with larger, established social networks who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete. It should further be assumed that that competition will intensify.

This is a brand-new company. If you are investing in this company, it's because you think ARTICHOKE is a good idea, that we will be able to successfully market and continue to grow our subscriber base, and that we can price it right and sell it to enough people so that the company will succeed.

Even if we raise the maximum sought in this offering, we may need to raise additional funds in order to be able to maintain operations. We estimate that we will require at least $1 million to grow our user base and improve our technology to become a sustainable and profitable business. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our investors and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates There can be no assurance that the company will meet those projections. There can be no assurance that there is sufficient demand for product, people think its a better option than the competition and ARTICHOKE has priced the services at a level that allows the company to make a profit and still attract business.

Product Improvements In order to compete, the Company will need to rapidly make updates to our product offerings as the market demands. These product improvements and transitions have no guarantees of success.

Government Regulation, Legislation, and Censorship The Company is subject to local and international laws and regulations. Changes in current or future regulation or legislation could significantly increase the cost of operation, or even preclude it.

Third-Party Providers The Company relies on third-party service providers to operate. We rely on Amazon AWS hosting platform with ClearData as well as Stripe for payment processing, and other vendors which support engineering and development efforts. Any interruption or downtime in these third-party services could have a negative impact on our ability to deliver the ARTICHOKE service to our users and customers. Unless we become completely independent of third-party services, we remain subject to the risk that third- party providers will be unable to meet our needs.

Breaches of Company Systems Any breach of Company systems, databases, or other information may have a significant legal and monetary impact on our business and reputation.
Risks Of Borrowing We may need to seek credit facilities or loans. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could have a material adverse effect on our business, results of operations or financial condition.

Limited Transferability And Liquidity Each Investor agrees that it will acquire our common stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our common stock. No public market exists for our common stock and no market is expected to develop.

Control By Management The Company's CEO and sole director, holds a majority of our outstanding common stock. Investors will not be able to control the management of the Company.
We depend on certain key personnel. Our future success depends on the efforts of key personnel and consultants, especially our founder, Justin Shelby. The loss of services of any key personnel may have an adverse effect on us. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from monthly subscription payments when they are collected by credit card payment using information stored for each subscriber. If a subscription payment fails, there are a series of automations which notify the subscriber and the support team so that action is taken quickly and with minimal manual intervention. Subscriptions are month to month and can be cancelled at any time as is common in the industry. Occasionally, refunds are issued to subscribers for situations such as duplicate account (set up by subscriber), goodwill, and other best practices intended to drive optimize customer experience. At the time of this offering, there are three pricing options. 1) Basic single user subscriptions which range from $20 to $30/mo 2) Adding additional users for $25/mo/user 3) Unlimited users for $199/mo.

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or its members.

NOTE 4 – MEMBERS' EQUITY

LLC Units
There are three classes of memberships units

Class A - Voting

Class B - Non voting

Class C - Non Voting Profits Interest

Voting Rights *(of this security)*

The holders of shares of the Company's Class A Units are entitled to one vote for each Class A Unit held of record on all matters submitted to a vote of the Class A Members. The holders of Class B Units and Class C Units (Profits Interests) are not entitled to vote on any matter or have any right to influence the management of the Company, except as required under applicable law. The Manager, who is appointed by the holders of a majority of the Class A Units, possesses full discretion to make all decisions on behalf of the Company, with limited situations in which the majority of the Class A Units are obligated to approve certain decisions by the Manager or actions by the Company.

Distribution Rights

To the extent of available cash, and as determined by the Manager, distributions from the Company from regular cash flow or as a result of a capital transaction are paid out to the Members as follows:

First, except in the event of a capital transaction, tax distributions are paid to the Members in an amount equal to each Member as calculated under the Operating Agreement;

Second, distributions are made to the Members to the extent of and in proportion to their invested capital; and

Third, distributions are made to the Members in proportion to their respective Percentage Interests.

Notwithstanding the foregoing, certain adjustments to the distributions are made to take into account (i) certain tax and other allocations and (ii) the fact that Units that are Profits Interests have certain threshold capital values below which they do not participate in distributions.

To date, the Company has never paid a distribution and does not intend to pay distributions in the foreseeable future, which means that investors may not receive any return on their investment from distributions unless and until the Company engages in a capital transaction.

Rights to Receive Liquidation Distributions

Liquidation Rights. In the event of our liquidation, dissolution, or winding up, the assets of the Company shall be applied in the following order of priority:

First, to the payment and discharge of, or reservation for, all of the Company's debts and liabilities in the order or priority as provided by law;

Second, to the payment to a reserve fund for contingent liabilities to the extent deemed reasonable by the Manager; and

Third, to the Members to the extent of and in proportion to their respective Capital Accounts.

Rights, Preferences and Restrictions; What it Means to be a Holder of Class B Units

The rights, preferences and privileges of the holders of the company's **Class B Units** are subject to and may be adversely affected by, the rights of the holders of shares of any other class or series of our Units currently existing or that we may designate in the future. The Class B Units may tag along on a transaction that is approved by a majority of the holders of the Class A

Units.

The Class A Units are voting Units and possess all of the management-related/voting rights related to the Company's operations and corporate governance. The Class A Units (i) possess preemptive rights to purchase their percentage interest of new equity issued by the Company (subject to certain exclusions), may. **The Class B Units have none of these rights and, in addition, the Class B Units are bound by: (i) the drag along provisions requiring the Class B Units to participate in a sale transaction approved by the holders of a majority of the Class A Units, (ii) the repurchase provisions by which the Class B Units may be repurchased at any time at the election of the Company (as described in "Company Repurchase Right" above), (iii) the Company's right to consolidate the ownership of the Class B Units into one or more entities controlled by the Company's Manager (or person or entity chosen by the Manager) provided that the economic benefits of the Class B Units are preserved for the Class B Members, and (iv) the power of attorney grant by which the Manager may take all actions, including signing documents, on behalf of the Class B Members to ensure their compliance with the terms and conditions of the Operating Agreement**.

As a minority holder of Class B Units, which are non-voting, you will have limited, if any, ability, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties. The holders of 66 2/3% of the Class A Units may amend the Operating Agreement at any time and the Class B Units are not able to block any such amendments.

Any Class B Units purchased as part of this offered are NON-VOTING, meaning that you will have no say in the ongoing daily operation of the Company. In addition, the holders of Class B Units have limited information rights with respect to the Company.

Each holder of Company equity (including each holder of Class B Units) is bound by (i) non-competition and employee non-solicitation covenants during the period of Unit ownership and until the second anniversary of the date that such holder ceases to own any Company equity and (ii) perpetual confidentiality and intellectual property assignment provisions.

Non-Transferability of the Class B Units

The Class B Units may not be transferred, by operation of law or otherwise, unless such transfer is approved by the Manager. Any transfer of Class B Units occurring by operation of law that is not in compliance with the Operating Agreement shall cause such Class B Units to lose their non-economic interests, and the holder thereof shall retain only the Class B Units' economic interests (provided such holder executes a joinder to the Company's Operating Agreement and otherwise complies with the conditions to transfer set forth in the Operating Agreement). Voluntary transfers of Class B Units approved by the Manager are also subject to the condition that such Class B Units must be first offered to the Company, and then holders of Class A Units, for purchase. Only if such Class B Units are not purchased by the Company or the holders of Class A Units is the holder of Class B Units permitted to transfer them to a third party, subject to the terms and conditions of the Operating Agreement.

5 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31st 2018 through <mark>APRIL 30th 2019</mark>. There have been no other events or transactions during this time that would have a material effect on the balance sheet other than what is listed below:

- The company has been negotiating a credit against that outstanding balance due with engineering partner REEA SRL in exchange for previous business referrals. This credit would reduce the outstanding liability due to REEA SRL.

	Prior fiscal year-end	Most recent fiscal year-end
Total Assets*	$54,280.93	$11,184.08
Cash & Cash Equivalents*	$54,158.39	$11,061.54
Accounts Receivable*	$0	$0
Short-term Debt*	$162,152.12	$158,737.79
Long-term Debt*	$411,386.13	$402,009.50
Revenues / Sales*	$14,380.61	$34,713.92
Costs of Goods Sold*	$0	$0
Taxes Paid*	N/A for LLC	N/A for LLC
Net Income*	($188,856.00)	($87,781.73)

ARTICHOKE
STATEMENT OF STOCKHOLDERS EQUITY
2018

	Founder Equity		Class A Units		Class B Common Units		Class C (Profits Interest) Units		Additional Paid-in Capital	Accumulated Deficit [1]	Total Unit Holders' Deficit [2]
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount			
December 31, 2014	1,000,000	$ -	-	$ -	-	$ -	-	$ -	$ -	$ (106,311)	$ (106,311)
Units issued for cash - MUA1	-	-	8,485	25,000	-	-	-	-	-	-	25,000
Units issued for cash - MUA2	-	-	8,557	25,000	-	-	-	-	-	-	25,000
Units issued for cash - MUA3	-	-	35,788	100,000	-	-	-	-	-	-	100,000
Contributed capital	-	-	-	-	-	-	-	-	3,327	-	3,327
Net income (loss)	-	-	-	-	-	-	-	-	-	(183,029)	(183,029)
December 31, 2015	1,000,000	$ -	52,830	$ 150,000	-	$ -	-	$ -	$ 3,327	$ (289,340)	$ (136,013)
Units issued for cash - MUA4	-	-	89,466	225,000	-	-	-	-	-	-	$ 225,000
Profits Interest compensation	-	-	17,101	12,249	-	-	-	-	-	-	$ 12,249
Retained Earnings Adjustments	-	-	-	-	-	-	-	-	-	1,199	$ 1,199
Net income (loss)	-	-	-	-	-	-	-	-	-	(436,450)	$ (436,450)
December 31, 2016	1,000,000	$ -	159,397	$ 387,249	-	$ -	-	$ -	$ 3,327	$ (724,591)	$ (334,015.44)
Units issued for debt conversion	-	-	-	-	-	-	-	-	-	-	-
Units issued for cash	-	-	-	-	-	-	-	-	-	-	-
Discount on convertible debt	-	-	-	-	-	-	-	-	-	-	-
Profits Interest compensation	-	-	39,357	16,704	-	-	-	-	-	-	16,704
Retained Earnings Adjustments	-	-	-	-	-	-	-	-	-	6,070	6,070
Net income (loss)	-	-	-	-	-	-	-	-	-	(208,016)	(208,016)
December 31, 2017	1,000,000	$ -	198,754	$ 403,953	-	$ -	-	$ -	$ 3,327	$ (926,537)	$ (519,257)
December 31, 2017	1,000,000	-	198,754	$403,953	-	$ -	-	$ -	$ 3,327	$ (926,537)	$ (519,257)
Units issued for debt conversion	-	-	-	-	-	-	-	-	-	-	-
Units issued for cash - Crowd Funding	-	-	-	-	17,257	46,392	-	-	-	-	46,392
Discount on convertible debt	-	-	-	-	-	-	-	-	-	-	-
Profits Interest compensation (vesting)	-	-	-	-	-	-	15,120	11,084	-	-	11,084
Correction of Profits Interest 2017			(17,101)				-		-	-	-
Reclassification of Profits Interest			(39,357)	(28,953)			39,357	28,953	-	-	-
Reclassification of Profits Interest 2017	-	-	-	-	-	-	-	-	-	-	-
Retained Earnings Adjustments	-	-	-	-	-	-	-	-	-	-	-
Net income (loss)	-	-	-	-	-	-	-	-	-	(87,782)	(87,782)
December 31, 2018	1,000,000	$ -	142,296	$ 375,000	17,257	$ 46,392	54,477	$ 40,037	$ 3,327	$ (1,014,319)	$ (549,563)
Total Outstanding Units All Classes	1,214,030										

NOTE: Profits interests have be valuated using a discounted cash flow methodology over a 5 year span at a 35% discount rate then allocated to year year based on the vesting period.